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                                                      Filed by VerticalNet, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                          Subject Company: SierraCities.com Inc.
                                                     Commission File No. 0-22525


[VERTICALNET, INC. LOGO]


Investor Relations Contact:
Muriel Lange, 215-315-3367
mlange@verticalnet.com

Media Relations Contact:
Jessica Cassady, 215-315-3712
jcassady@verticalnet.com

                        VERTICALNET EXTENDS TENDER OFFER
                 FOR SIERRACITIES.COM INC. TO DECEMBER 29, 2000

HORSHAM, PA, December 15, 2000 -- VerticalNet, Inc. (Nasdaq: VERT) announced today that Truckee Acquisition Co., a wholly-owned subsidiary of VerticalNet, is extending its offer to acquire all outstanding shares of common stock of SierraCities.com Inc. (Nasdaq: BTOB) until midnight, New York City time, on Friday, December 29, 2000. The offer was previously scheduled to expire at midnight on Thursday, December 14, 2000.

Based on the latest count of tendered shares, approximately 12,674,851 shares of SierraCities common stock, representing less than two thirds of all outstanding SierraCities common stock on a fully diluted basis, have been tendered and not withdrawn pursuant to the exchange offer.

As a consequence of the extension of the expiration date, holders of SierraCities common stock may tender or withdraw shares until midnight, New York City time, Friday, December 29, 2000, unless the offer is further extended.

The extension will provide SierraCities stockholders additional time to tender shares so that the minimum condition of at least two thirds of the outstanding shares of SierraCities common stock on a fully diluted basis being validly tendered and not withdrawn prior to the expiration of the offer may be satisfied. The extension will provide VerticalNet additional time to obtain a declaration of effectiveness from the Securities and Exchange Commission with respect to VerticalNet's registration statement relating to shares to be issued by VerticalNet in the offer.

VerticalNet also announced that, on December 6, 2000, the US antitrust authorities granted the request of VerticalNet and SierraCities for early termination of the 30-day waiting period with respect to the exchange offer.


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SierraCities' stockholders are urged to read the prospectus and the solicitation/recommendation statement relating to the exchange offer and the merger. These documents contain important information. SierraCities' stockholders can obtain these documents, as well as the VerticalNet documents that are incorporated by reference in the prospectus, at no charge at the Securities and Exchange Commission's Web site at http://www.sec.gov. These documents are also available from VerticalNet without charge upon request to its information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005,
(212) 425-1685 or call toll free (800) 628-8510.

ABOUT VERTICALNET, INC.

VerticalNet, Inc. (www.verticalnet.com) provides end-to-end e-commerce solutions targeted at distinct business segments through three strategic business units:
VerticalNet Markets includes 57 industry-specific Web sites designed as online vertical trading communities and provides hosted e-commerce and community capabilities for corporate divisions and mid-size businesses; VerticalNet Exchanges focuses on direct material open and spot markets; VerticalNet Solutions builds digital marketplaces for global 2000 customers, consortia and neutral Net market makers. VerticalNet International leverages the Company's three strategic business units to create global Internet business-to-business marketplaces, offering products and services internationally and partnering with companies that have strong local presence and domain expertise.

ABOUT SIERRACITIES.COM INC.

SierraCities is an innovator of technology solutions for online business-to-business financing. The Company's technology platform supports real time funding of e-commerce transactions through one of the most comprehensive online business financing fulfillment solutions available. SierraCities' credit technologies enable B2B e-commerce by empowering businesses to complete transactions more quickly, thereby gaining time and cost efficiencies. SierraCities' infrastructure solution automates much of the process involved in customer acquisition, application, data retrieval, data warehousing, underwriting, documentation, servicing, collections, funding, auditing, and data mining. For more information, please visit SierraCities' Web site at www.SierraCities.com.

VerticalNet is a registered trademark of VertTech LLC in the United States and/or other countries. All other trademarks and tradenames appearing in this announcement are the property of their respective owners.


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